

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

<u>Via Email</u>
John Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

> **Re:** **Sequoia Mortgage Trust 2010-H1**
> **Sequoia Mortgage Trust 2011-1**
> **Sequoia Mortgage Trust 2011-2**
> **Forms 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-159791-02, 333-159791-03, 333-159791-04**

Dear Mr. Isbrandtsen:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Robert Errett

　　　　　　　　　　　　　　　Robert Errett
　　　　　　　　　　　　　　　Special Counsel